May 11, 2015

BY EDGAR

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

Re:    E. I. du Pont de Nemours and Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 5, 2015
Definitive Proxy statement on Schedule 14A
Filed March 23, 2015
File No. 1-815

Dear Mr. Cash:

Below please find the responses (the "Responses") of E. I. du Pont de Nemours and Company (“DuPont” or the “company”) to the additional comments (the "Comments") set forth in the letter dated April 16, 2015 from the staff (the "Staff") of the United States Securities and Exchange Commission (the “Commission”) to DuPont. For the convenience of the Staff, DuPont has restated each of the Comments in italics and numbered each of the Responses to correspond to the numbers of the Comments.

Form 10-K for the Fiscal Year Ended December 31, 2014
General

1. You stated in your letter to us dated April 13, 2012 that your non-U.S. subsidiaries made sales into Sudan and Syria. You also state on pages 2, 6 and elsewhere that you have operations in Latin America, references to which can be understood to include Cuba. Additionally, we are aware of publicly-available information that you have an agreement licensing your Teflon® brand to National Paints Factories Co. Ltd., a company with sales in Sudan and Syria. Cuba, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not describe in the Form 10-K specific contacts with Cuba, Sudan or Syria. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since the referenced letter. You should describe any products, technology or services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

2. Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

DuPont does not have any employees or direct or indirect consolidated subsidiaries in Cuba, Sudan or Syria. The company does not have any properties or facilities in Cuba, Sudan or Syria. DuPont made no sales to Cuba or Sudan for the years ended 2012, 2013 or 2014, or for the three months ended March 31, 2015. As described below, the company sold $2.6 million of non-U.S. origin product into Syria in 2012. DuPont made no sales to Syria for the years ended 2013 or 2014, or for the three months ended March 31, 2015. As allowed under the U.S. trade laws, DuPont does use regional third party agents and attorneys to protect its intellectual property rights in these countries.

DuPont complies with all applicable multinational and national laws and regulations governing cross-border trade, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”) and the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”). DuPont has developed an extensive compliance program covering all controlled subsidiaries, joint ventures and affiliates worldwide to ensure the company adheres to all applicable multinational and national laws and regulations governing cross-border trade, and to balance the company’s business opportunities against economic risks and foreign policy initiatives and concerns. The heart of the program is the DuPont Code of Conduct which includes the company’s Policy on Trade with Potentially Sensitive Countries (“Policy.”) Subsequent to the passage of the Iran Threat Reduction and Syria Human Rights Act of 2012, DuPont in October 2012 determined it would cease selling into Syria. As a result of DuPont’s policy and compliance program, the company’s interactions with Cuba, Sudan and Syria are very limited.

Historically, a non-U.S. subsidiary of DuPont based in Switzerland oversaw the company’s European-Based Business Committee on Trade with Syria. This Committee considered approval of requests by non-U.S. subsidiaries to sell non-US origin goods to Syria.  Sales to customers in Syria of non-U.S. origin products, (food additives, soy protein, printing plates and crop protection products), totaled approximately $2.6 million in 2012, less than 0.1% of the company’s Net Sales for 2012. No sales were made into Syria in 2013 or 2014. The company has qualitatively and quantitatively evaluated the sales from 2012 and believes that a reasonable investor would not deem them to be material in making an investment decision in DuPont.

DuPont trademark licenses generally forbid promotion and sale of the licensed product into countries embargoed or subject to sanction by the United States, including those countries designated by the U.S. State Department as state sponsors of terrorism. The license for the Teflon® brand with National Paints Factories expired last August 31, 2014. The license restricted National Paints Factories use to the following countries: the United Arab Emirates Oman, Qatar, Kyrgyzstan and Kazakhstan, Bahrain, Yemen, Saudi Arabia, and Jordan and contained the company’s usual restrictions regarding U.S. embargoed and sanctioned countries.

Item 1A. Risk Factors, page 2

3. In future filings please include:

•	a discussion of the risks that you face as a result of your extensive international operations;

•	a discussion of your resulting exposure to currency fluctuations; and

In identifying risk factors for the 2014 Form 10-K, the company considered recent SEC guidance provided at various conferences regarding the SEC’s Disclosure Effectiveness project. This guidance encouraged companies to remove generic risk factors that could apply to any company citing Regulation S-K 229.503(c) which requires the company to provide a “…discussion of the most significant risk factors that make the offering speculative or risky.” “Do not present risks that could apply to any issuer or offering.”

The company respectfully submits that the most significant risks resulting from our international operations are market acceptance and protection of intellectual property rights as currently described in our risk factors.

The company has diversified operations across the world, operating in 90 countries. As noted in our Geographic Footnote 20, only eight countries individually represent greater than 2% of the company’s sales and only seven countries individually represent greater than 2% of our net property. Sales within the United States were 38% of our total company sales and 67% of our property is located within the United States. Our lack of concentration in one country outside of the United States mitigates more specific risks that other companies may face.

As described in Item 1 of the Form 10-K, the company utilizes numerous suppliers as well as internal sources to supply a wide range of raw materials, energy, supplies, services and equipment. To ensure availability, the company maintains multiple sources for fuels and many raw materials, including hydrocarbon feedstocks.

Further, the company respectfully submits that the company manages its exposure to foreign currency fluctuations to reduce earnings and cash flow volatility associated with foreign currency rate changes through forwards and options.

While the company faces foreign currency risk and other risks as an international company, these risks could apply to any multinational issuer and therefore, pursuant to Regulation S-K 229.503(c), they were not considered unique risk factors to the company. In response to the Staff’s comment, the company will add a reference to the intellectual property discussion in Item 1 to this risk factor.

•	a more thorough discussion of your current and potential environmental liabilities, and the risks that you face as a result of environmental laws and regulations.

The company respectfully submits that a discussion of its potential environmental liabilities was included in Item 1 as well as Item 7 within Management’s Discussion and Analysis in the Form 10-K filed on February 5, 2015. In response to the Staff’s comment, in future filings, the company will refer to these relevant sections of the Form 10-K including Footnote 15 Commitments and Contingencies to enhance its discussion of the company’s risks associated with environmental laws, regulations and current and potential environmental liabilities.

General

4. We note that effective December 31, 2014, in order to better align to the transforming company’s organization and resulting cost structure, certain costs were reclassified from other operating charges to selling, general and administrative expenses. Please disclose the types of expenses that you include in your cost of goods sold, other operating charges and selling, general and administrative expenses line items. In addition, while we note you identify and quantify the components of your line item, other income, net, in Note 4 to your financial statements, please consider providing this information in your Management’s Discussion and Analysis.

In order to better align to the transforming company’s organization and resulting cost structure, at December 31, 2014 certain costs were reclassified from other operating charges to selling, general and administrative expenses. In response to the Staff’s comment, the company’s Form 10Q filed on April 21, 2015 includes a description of the components of other operating changes and selling general and administrative expense as follows. Other operating charges primarily include costs associated with the Performance Chemical separation, product claim charges and costs associated with capital projects that cannot be capitalized. Selling, general and administrative expense primarily includes selling and marketing expenses, commissions, functional costs, and business management expenses. In future filings, the company will include a description of the components of cost of goods sold. Cost of goods sold primarily includes the cost of manufacture and delivery, ingredients or raw materials, direct salaries, wages and benefits and overhead.

In addition, the company’s Form 10Q filed on April 21, 2015 Management’s Discussion and Analysis included a reference to the description of the components of other income in Note 4.

5. In future filings please provide a fulsome description of the trends and uncertainties that management believes may impact the results of operations and liquidity of your company as a whole in future periods. For example, it is unclear why your outlook does not reflect the planned separation of Performance Chemicals or the related one-time dividend of $4 billion and share buyback that you discuss in your earnings call for the fourth quarter of 2014. Please refer to Item 303(a)(3)(ii) and Item 303(a)(2)(ii) of Regulation S-K.

The company continues to treat Performance Chemicals as a continuing operation until it meets the discontinued operations reporting criteria as outlined in ASU 2014-08, Reporting Discontinued Operations. It is the company’s policy to include Performance Chemicals in outlook as a continuing operation until it meets the discontinued operation criteria. The company believes it has identified and disclosed all material changes in the relationship between costs and revenues as required by Item 303(a)(3)(ii) and Item 303(a)(2)(ii) of Regulation S-K.

In response to the Staff’s comment and as more details were determined, the Form 10Q filed on April 21, 2015, also includes a discussion of the $4 billion in the Recent Developments section, as well as the Liquidity section of Management Discussion and Analysis. The company concluded that these discussions appropriately considered changes between equity and debt and communicates material trends in our capital resources as considered by Regulation S-K Item 303(a)(2)(ii) and Item 303(a)(3)(iii). The company will continue to update the disclosures as we move closer to the planned separation.

Performance Materials and Safety & Protection, pages 6-7

6. In your segment reviews of Performance Materials and Safety & Protection, you explain that fluctuations between periods for segment sales or segment PTOI was due to the impact of portfolio changes. In future filings, to the extent that portfolio change(s) were a significant component of the overall fluctuation between periods, please expand your disclosures to specifically describe the nature of the portfolio change(s) that impacted the segment.

In future filings, the company will more fully define portfolio changes. In response to the Staff’s comment in the Form 10-Q filed on April 21, 2015, the company more fully described in the Segment Reviews within Management Discussion and Analysis the portfolio impact from the sale of Glass Laminating Solutions/Vinyls and the portfolio impact of the Sontara® divestiture, on the Performance Materials and Safety and Protection segments, respectively.

Note 1. Summary of Significant Accounting Policies, page 19
Basis of Presentation, page 19

7. With reference to ASC 205-20-45-1, please tell us why your expected sale of your Neoprene polycloroprene business is not reflected as held for sale and discontinued operations. In this regard, we note, as discussed on page 2, that you entered into a definitive agreement in December 2014 and the sale is expected to close in the first half of 2015 pending receipt of customary regulatory approvals. See also ASC 360-10-45-9.

The company acknowledges the staff’s comment and respectfully submits that the Neoprene business was not material for separate presentation in the statement of financial position as assets held for sale or a discontinued operation. See aggregation considerations discussion in question 9 following.

Foreign Currency Translation, page 19
Venezuelan Foreign Currency, page 19

8. Based on its evaluation of the restrictions and limitations affecting the availability of specific exchange rate mechanisms, management has concluded that the SICAD 2 auction process would be the most likely mechanism available. As a result, effective June 30, 2014, the company changed from the official exchange rate to the SICAD 2 exchange rate of 49.98. The company expects it will continue to use the SICAD 2 exchange rate to remeasure its Venezuelan BsF denominated revenues, expenses and net monetary assets unless facts and circumstances change. In light the February 2015 Venezuelan government announcement of changes in its foreign exchange regime, please expand your disclosures herein and elsewhere in your filing as necessary to address the restrictions and limitations affecting the availability of specific exchange rate mechanisms. In addition, please tell us what consideration you have given to providing the below additional disclosures:

•
A discussion of your operations in Venezuela, including the nature and extent of business activities in that country and quantitative information, including disaggregated financial information such as summarized balance sheet, income statement and cash flow data or net assets; and

•
A discussion of the potential impact to your financial statements if (i) you are required to remeasure the financial statements of your Venezuelan subsidiaries at a rate less favorable than the SICAD 2 rate and (ii) if your Venezuelan subsidiaries are unable to obtain sufficient U.S. dollars from CENOCOEX or the SICAD market to fund its requirement for imported goods and instead needs to access the SIMADI market.

Effective in the first quarter of 2015, the company changed from the SICAD 2 to the SIMADI exchange rate, to remeasure its Bolivar Fuertes (VEF) denominated net monetary assets which resulted in a pre-tax charge of $3 million recorded within other income, net in the company’s interim Consolidated Income Statements for the three months ended March 31, 2015. The remaining net monetary assets and non-monetary assets were $1 million at March 31, 2015.

In the Form 10-Q filed on April 21, 2015, the company disclosed in Footnote 1 Accounting Policies, Foreign Currency Transactions: Venezuelan Foreign Currency: Venezuela is considered a highly inflationary economy under GAAP and the USD is the functional currency for the company's subsidiaries in Venezuela. The official exchange rate continues to be set through the National Center for Foreign Commerce (CENCOEX, previously CADIVI). Based on its evaluation of the restrictions and limitations affecting the availability of specific exchange rate mechanisms, management concluded in the second quarter of 2014 that the SICAD 2 auction process would be the most likely mechanism available. As a result, in the second quarter of 2014, the company changed from the official exchange rate to the SICAD 2 exchange rate. During the first quarter of 2015, the Venezuelan government enacted additional changes to the country’s foreign exchange systems including the replacement of SICAD 2 and introduction of the SIMADI (Foreign Exchange Marginal System) auction process. Given the replacement of SICAD 2 with SIMADI, management has concluded that the SIMADI auction process would be the most likely exchange mechanism available. As a result, effective in the first quarter of 2015, the company changed from the SICAD 2 to the SIMADI exchange rate, to remeasure its Bolivar Fuertes (VEF) denominated net monetary assets which resulted in a pre-tax charge of $3 recorded within other income, net in the company’s interim Consolidated Income Statements for the three months ended March 31, 2015. The remaining net monetary assets and non-monetary assets are immaterial at March 31, 2015.

Note 2. Divestitures and Other Transactions, page 19
Glass Laminating Solutions/Vinyls, page 19

9. With reference to ASC 205-20-45-1, tell us and expand your disclosures to clarify why the June 2014 sale of Glass Laminating Solutions/Vinyls did not meet the criteria for discontinued operations presentation. Also, please address this comment as it relates to the sale of your copper fungicides and land management businesses.

In response to the Staff’s comment, the company submits that presentation of Glass Laminating Solutions/Vinyls as a discontinued operation was not appropriate due to significant continuing involvement in the form of sales to the disposed component as described in ASC 205-20. The company did not disclose the amount or nature of the activities as while they were significant to the disposed component, they were immaterial to the company as a whole.

The company concluded the land management business did not meet the definition of a component of entity under ASC 205-20 and therefore did not meet the criteria for discontinued operations presentation. The land management business did not have clearly distinguishable cash flows or operations.

The company concluded the copper fungicide business was not material for separate presentation in the statement of financial position as assets held for sale or a discontinued operation.

The combined assets of the Neoprene business, GLS/Vinyls, and the land management and copper fungicide businesses were approximately $200MM, with revenues of $650MM. This represents 0.6% and 2% of the company’s assets and revenues, respectively. The company believes that these amounts were individually and in the aggregate not material.

Note 5. Provision for Income Taxes, page 21
10. We note that the reconciling item, “Exchange gains/losses” had a material impact in the determination of your effective income tax rate in 2014. We further note that this reconciling item principally reflects the impact of foreign exchange losses on net monetary assets for which no corresponding tax benefit is realized. With reference to information presented in Notes 4 and 19, including the fact that (i) the $607 million foreign currency derivative gain (loss) recognized in other income, net, was partially offset by the related $472 million loss on the foreign currency-denominated assets and liabilities of the company’s operations and (ii) the objective of your use of foreign currency exchange contracts is to maintain an approximately balanced position in foreign currency in order to minimize, on an after-tax basis, the effects of exchange rates on net monetary asset positions, please provide us with detailed information to explain how you determined the apparent $369 million tax impact related to exchange gains/losses. Given the apparent significant impact this item had on your income taxes and results of operations please expand your disclosure herein or in Management’s Discussion and Analysis to better explain the income tax expense variances caused by this item from period to period. Response

In response to the Staff’s comment, in the Form 10-Q filed on April 21, 2015, the company discussed in its Management Discussion and Analysis the impact that currency had on its income tax expense within Item 2 Results of Operations: Provision for Income Taxes. The company's effective tax rate for the first quarter 2015 was 35.4 percent as compared to 19.8 percent in 2014. The increase in the effective tax rate was driven by the hedging program gains which are largely taxable in the U.S., whereas the offsetting exchange losses on the re-measurement of the net monetary asset positions are often not tax deductible in their local jurisdictions.

Also as requested by the Staff, please find specifically the reconciliation to the $369MM tax impact at December 31, 2014 related to exchange gains/losses.
The following reconciliation of Exchange Gain/Loss highlights the 7.4% impact on the effective income tax rate and the relating $369 million in whole dollars.

Income Tax Rate Reconciliation per 10-K for period ended 12/31/14:
Statutory U.S. Federal Income Tax Rate	35.0%
Exchange Gains/Losses	7.4%
Domestic Operations	(2.1)%
Lower Effective Tax Rates on International operations - net	(11.3)%
Tax Settlements	(0.6)%
Sale of a Business	(0.3)%
U.S. research & development credit	(0.7)%
27.4%

Income from continuing operations before income taxes per Consolidated Income Statement	$4,991
Estimated ETR Impact of Exchange Gains/Losses in Whole Dollars	$369

ETR Impact of Exchange Gains/(Losses) on Continuing Operations:

		Pre-Tax Income/(Loss)	Tax Benefit/(Expense)	Net After-Tax Impact

D	Subsidiary/Affiliate Monetary Position Gain (Loss)	$(472)	$(204)	$(676)
	Hedging Program Gain (Loss)	$607	$(212)	$395
	Total Exchange Gains/(Losses) on Continuing Operations (GAAP)	$135	$(416)	$(281)
		A	B

Total Exchange Gains/(Losses) on Continuing Operations per Above	A	$135
Statutory U.S. Federal Income Tax Rate	C	35%
Income Tax Expense/(Benefit) @ Statutory U.S. Federal Income Tax Rate already included in the 35% above	= A * C	$(47)
Tax Benefit (Expense) on Total Exchange Gains/(Losses) per above	B	$416
ETR Impact of Exchange Gains/(Losses) on Continuing Operations ($)	B - C	$369
Income from continuing operations before income taxes per Consolidated Income Statement		$4,991
ETR Impact of Exchange Gains/(Losses) on Continuing Operations (%)		7.4%

The statutory income tax impact on the $135 (A) of pretax exchange gains of $47 is removed from the tax expense of $416 (B), as it is already included in the statutory U.S. Federal Income Tax Rate of 35% in the reconciliation above. The net $369 million of impact in dollars represents 7.4% of income from continuing operations.

Further, please refer to the subsidiary/affiliate monetary position loss coupled with the tax expense on the loss in the chart above. This shows the result in the row labeled D where a pretax loss of $472 results in tax expense of $204. Included in the pre-tax loss of $472 are amounts that are not tax deductible in some jurisdictions. Therefore, while there is a loss for US GAAP reporting, for tax purposes, income is reported and tax expense results.

In future filings, where exchange gains and losses have a material impact on the effective tax rate, the company will provide a similar reconciliation in the footnote or management’s discussion and analysis to better explain the income tax expense variances caused by this item from period to period.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 39
2014 STIP Performance and Payout Factors, page 55

11. We note that your STIP program for 2014 was based on pre-established company goals. Item 402(b) of Regulation S-K requires that you disclose all previously established goals and discuss how the incentive compensation actually awarded reflects those goals. While your disclosure reflects the payout factors for the components of your STIP, it is unclear what targets you had for your various metrics and what levels of performance were achieved. In future filings please clearly disclose your performance targets and what levels of performance you actually achieved.

In response to the Staff’s comment, in future filings the company will include disclosure of performance targets and the levels of performance achieved.

In connection with our response to the Staff’s Comments, DuPont acknowledges the following:

•	DuPont is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	DuPont may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (302) 774-1000 should you require further information or have any questions.

Very truly yours,

/s/ Nicholas C. Fanandakis
Nicholas C. Fanandakis
Executive Vice President &
Chief Financial Officer
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
Telephone: (302) 774-1000
Fax: (302) 774-7869